UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[  X  ]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2010

OR

[       ]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________  to  ___________________________

Commission file number 1-4141

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
                                                         SAVINGS PLAN
 (Full title of the plan)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
  2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                  THE GREAT ATLANTIC & PACIFIC
                                                                  TEA COMPANY, INC.

Date:  June 24, 2011                                                                                                                         By: /s/ Melissa E. Sungela
                                                                   Melissa E. Sungela
                                                                   Senior Vice President, Corporate Controller
                                                                and Chief Accounting Officer

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

Financial Statements as of December 31, 2010 and 2009
and for the Year Ended December 31, 2010

_______________________________________________________________________________________________________________________________________

Prepared for filing as part of the Annual
Return/Report of Employee Benefit Plan
(Form 5500)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2010	4

NOTES TO FINANCIAL STATEMENTS	5 - 16

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2010	17

EXHIBITS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350	19

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
______________________________________________________________________

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Somerville, New Jersey
June 24, 2011

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:

Cash and cash equivalents	$25,000,000	$-

Investments - at fair value	436,136,559	466,651,884

Receivables:
Notes receivable from participants	7,375,697	7,542,598
Participant contributions	-	427,531
Employer contributions	-	7,417,697
Interest income	6,008	-

Total receivables	7,381,705	15,387,826

Total assets	468,518,264	482,039,710

Liabilities:

Accrued expenses	221,046	211,566

Total liabilities	221,046	211,566

Net assets reflecting investments at fair value	468,297,218	481,828,144

Adjustment from fair value to contract value for fully benefit responsive investment contracts (security-backed contracts)	(4,200,212)	426,917

Adjustment from fair value to contract value for fully benefit responsive investments (collective trust funds)	-	(398,242)

Net assets available for benefits	$464,097,006	$481,856,819

The accompanying notes are an integral part of these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

2010
Additions to net assets attributed to:

Contributions:
Participants	$16,846,122
Employer	536,470
Rollover	520,222
17,902,814

Investment income:
Net appreciation in fair value of investments	31,507,024
Interest income on notes receivable from participants	400,783
Interest and dividend income	7,544,590
39,452,397

Total additions, net	57,355,211

Deductions to net assets attributed to:

Benefits paid to participants	74,315,899
Administrative expenses	799,125
Total deductions	75,115,024

Net decrease in net assets available for benefits	(17,759,813)

Net assets available for benefits:

Beginning of year	481,856,819

End of year	$464,097,006

The accompanying notes are an integral part of these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1.       PLAN DESCRIPTION

The following description of The Great Atlantic & Pacific Tea Company, Inc. (our “Company”) Savings Plan (“Savings Plan”) provides only general information.  Participants should refer to the Savings Plan Document for a more complete description of the Savings Plan’s provisions.

General

The Savings Plan is a voluntary defined contribution plan of our Company. The Savings Plan covers employees of our Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by a CBA where the CBA specifically provides for such coverage.  The Savings Plan also includes the employer money purchase savings plan covering all eligible employees of our Company and each subsidiary, which is designated a participating employer by the Board of Directors.  The Savings Plan is subject to the Provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For the defined contribution portion of the Savings Plan, eligible employees are automatically enrolled at a 3% deferral rate after one year of employment unless the employee declines participation. Employees have the option to contribute from 1% to 40% of their base compensation to the Savings Plan.  This can be any combination of pre-tax and post-tax percentages, as long as the total of the percentages does not exceed 40% of base compensation. Union employee contributions are limited to 20% of their compensation and they are not automatically enrolled.

Additionally, the Internal Revenue Service limits the maximum amount a participant may contribute, which was $16,500 for fiscal 2010.  Participating employees age 50 and older may elect to make "catch-up" pre-tax contributions to the Savings Plan in accordance with Internal Revenue Service Regulations.  The maximum “catch-up” contribution allowed during the 2010 Savings Plan year was $5,500. During 2010, our Company did not match contributions except for a small number of participants whose existing collective bargaining agreement requires matching contributions.

Participants direct the investment of their contributions into various investment options offered by the Savings Plan and are permitted to change their contribution rates on a daily basis.  In addition, they may change their investment options with regard to future contributions and reallocate existing investment balances on any business day.  Employee contributions may not be allocated to the Employer Stock Fund.

On January 1, 2010 our Company suspended its non-elective contributions to the Savings Plan, which was equal to 4% of eligible participants’ salaries.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

   Eligibility and Vesting

The Savings Plan allows employees to contribute to the Savings Plan on the first of the month following their hire date if they have completed at least one year of service (1,000 hours in a 12-month period) and if they are age 21 or older. Employees under age 21 with five years of service can also meet the eligibility criteria. Each participant shall be 100% vested in the event of termination of the Savings Plan or upon retirement, disability or death.

Participants are always 100% vested in their contributions and become fully vested in the Company’s matching contributions after five years, in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participants are 100% vested in the Company’s non-elective contributions made to their Savings Plan account after completing two years of service with our Company (1,000 hours in each 12-month period).

Payment of Benefits

Participants may generally withdraw their unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of “financial hardship” as defined in the Savings Plan.

Participants may receive the value of the vested portion of their account balance when they leave our Company for any reason other than death, in which case a beneficiary would receive the benefit.  Terminated participants whose account balance is less than $1,000 receive automatic distributions.

Forfeited Accounts

At December 31, 2010 and December 31, 2009, forfeited nonvested accounts totaled $67,969 and $10,411, respectively.  These accounts are used to decrease future employer contributions and can also be used to pay certain administrative expenses.  During the year ended December 31, 2010, the Savings Plan used forfeited nonvested accounts of $0 to fund employer contributions and $125,903 for administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contribution and (a) any matching Company contribution, (b) the non-elective Company contribution, if any, and (c) allocations of Savings Plan earnings.  Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

Notes Receivable from Participants

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate for the duration of the loan equal to Prime plus 1% as  published in the Wall Street Journal fifteen days prior to the start of the calendar quarter.  Principal and interest are paid ratably through payroll deductions.  The maximum loan repayment period is five years, or twenty years for the purchase of a primary residence.  There is no minimum loan duration period.

During the years ended December 31, 2010 and December 31, 2009, interest rates on participant loans ranged from 4.00% to 9.50%, respectively.

Expenses

All administrative expenses are being paid by the Savings Plan.

2.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Savings Plan are as follows:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Savings Plan.  The Savings Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts, as required.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash and Cash Equivalents

Short-term investments that are highly liquid with maturities of ninety days or less when purchased are deemed to be cash equivalents. Our cash and cash equivalents balance at December 31, 2010 represents a delay in timing of reinvested investment redemptions.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income from notes receivable is recorded when earned.  No allowance for losses is deemed necessary by the Savings Plan’s management as principal and interest are repaid through payroll deductions, and the notes are collateralized by the participants’ account balances.  A note receivable is considered to be in default after a six month period of non-payment, at which point the defaulted note receivable is considered to be a distribution to the participant, and the note would be removed from the Savings Plan's assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, where applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Savings Plan’s investments are stated at fair value as of the last trading date for the periods presented. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 Fair Value Measurements for further information.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Savings Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Recently Adopted Accounting Standards

In January 2010, the FASB issued new accounting guidance requiring additional disclosures about the different classes of assets and liabilities measured at fair value, valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1 and 2.  It also clarified guidance around disaggregation and disclosures of inputs and valuation techniques for Level 2 and Level 3 fair value measurements.  The current guidance is effective for the Savings Plan year ended December 31, 2010, except for the new disclosures relating to the Level 3 reconciliation, which are effective for the Savings Plan year ended December 31, 2011.   The adoption of this guidance did not have a material effect on the Savings Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

In February 2010, the FASB amended guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Savings Plan’s net assets available for benefits, changes in net assets available for benefits or related disclosures.

In September 2010, the FASB issued guidance which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This guidance is effective for the Savings Plan year ended December 31, 2010 and is required to be applied retrospectively. The adoption of this guidance did not have a material effect on the Savings Plan’s net assets available for benefits or the changes in net assets available for benefits. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and December 31, 2009, respectively.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation.  There was no effect on the net assets available for benefits as of December 31, 2009.

3.       INVESTMENTS

The following table represents a breakdown of the fair value of investments:

	December 31, 2010	December 31, 2009
Employer-related Securities Fund at Fair Value	$4,795	$257,558
Common/Collective Trust Funds at Fair Value	138,748,440	180,735,398
Wrapper Contracts at Fair Value	80,938	191,462
Money Market Fund at Fair Value	14,179,634	15,710,647
Mutual Funds at Fair Value	283,122,752	269,756,819
Total Investments at Fair Value	$436,136,559	$466,651,884

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

The following table presents investments that represent 5 percent or more of the Savings Plan’s net assets at December 31, 2010 and 2009.

	December 31, 2010	December 31, 2009
Fidelity Short Intermediate Duration Commingled Pool1 3	$57,545,640	$-
Pyramis Intermediate Duration Commingled1 2	-	89,026,272
Wells Fargo Synthetic Stable Value Fund1 2	-	52,369,832
Wells Fargo Fixed Income Fund F and Fixed Income Fund A1	57,618,421	39,559,431
Vanguard Institutional Index	48,197,869	47,059,848
Allianz NFJ Dividend Value Admin Fund	29,857,245	29,589,922
American Funds Growth Fund of America R52	-	28,052,092
American Funds Growth Fund of America R63	28,002,403	-
PIMCO Total Return Administrative	36,436,106	33,902,024
Fidelity Balanced Fund2	-	32,280,547
Fidelity International Discovery2	-	26,130,704
Fidelity Balanced Class K3	32,212,916	-
Fidelity International Discovery Class K3	25,289,516	-

1 Represents contract value for these investments.
2 The market value of this fund at December 31, 2010 was below the 5% of the Savings Plan’s net assets. However, it is presented for comparability.
3 The market value of this fund at December 31, 2009 was below the 5% of the Savings Plan’s net assets. However, it is presented for comparability.

During 2010, the Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

Employer-related securities fund	$(239,569)
Common/Collective trust funds	5,582,565
Mutual funds	26,164,028
Net appreciation in fair value of investments	$31,507,024

4.       FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurement defines and establishes a framework for measuring fair value.  Inputs used to measure fair value are classified based on the following three-tier fair value hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Directly or indirectly observable inputs other than Level 1 quoted prices in active markets, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (interest rates, prepayment speeds, credit risk, etc.).

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models, discounted cash flows, or similar methodologies, as well as instruments for which the determination of fair value requires significant judgment or estimation.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Savings Plan’s assets at fair value, on a recurring basis, as of December 31, 2010 and December 31, 2009:

	Fair Value Measurements
	At December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Money market fund	$-	$14,179,634	$-	$14,179,634

Mutual funds
Fixed income	36,436,106	-	-	36,436,106
Large-Cap	124,716,024	-	-	124,716,024
Mid-Cap	21,402,615	-	-	21,402,615
Small-Cap	18,120,012	-	-	18,120,012
International	25,289,516	-	-	25,289,516
Blended	57,158,479	-	-	57,158,479
Total mutual funds	283,122,752	-	-	283,122,752

Common/Collective trust funds	-	138,748,440	-	138,748,440
Wrapper contracts	-	80,938	-	80,938
Employer-related securities fund	-	4,795	-	4,795
Fair value of investments	$283,122,752	$153,013,807	$-	$436,136,559

	Fair Value Measurements
	At December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Money market fund	$-	$15,710,647	$-	$15,710,647

Mutual funds
Fixed income	33,902,024	-	-	33,902,024
Large-Cap	124,311,518	-	-	124,311,518
Mid-Cap	18,897,996	-	-	18,897,996
Small-Cap	15,362,814	-	-	15,362,814
International	26,130,704	-	-	26,130,704
Blended	51,151,763	-	-	51,151,763
Total mutual funds	269,756,819	-	-	269,756,819

Common/Collective trust funds	-	180,735,398	-	180,735,398
Wrapper contracts	-	191,462	-	191,462
Employer-related securities fund	-	257,558	-	257,558
Fair value of investments	$269,756,819	$196,895,065	$-	$466,651,884

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

The following is a description of the valuation methodologies used for assets measured at fair value.

The money market fund is currently valued at a dollar per share. The fund is only open for trading to retirement plans. As such, the fair value of the money market fund is classified as Level 2.

Mutual funds are valued at their quoted market prices, which represent the net asset value of the securities held in such funds. As such, they are classified as Level 1.

The Savings Plan’s interest in the A&P Stable Value Fund consists of common/collective trusts and wrapper contracts, which are valued based on the Net Asset Value ("NAV")reported by the investment advisor in the audited financial statements of the Great Atlantic and Pacific Tea Company, Inc. Stable Value Separate Account as of December 31, 2010 and 2009.  The fair value of the wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  The fees and the discount rate are also directly observable inputs.  The fair values of the security-backed or common/collective trust contracts are based on the cumulative value of their underlying investments and wrapper fee. Investment in security-backed contracts allows for periodic deposits and withdrawals.  As such, the Saving Plan’s interest in the A&P’s Stable Value Fund is classified as Level 2.

The Savings Plan holds an investment fund which consists primarily of employer-related securities. Fidelity Management Trust Company is the fund’s custodian and is paid related custodial fees. As of December 31, 2010 and 2009, A&P common stock represented approximately 83% and 99% of the fund’s assets, respectively, and the remaining 17% and 1% consisted of cash, respectively. While A&P common stock is publically traded, the units of this A&P Stock Fund are only available to the participants of this Savings Plan. This fund is valued at the NAV of the units held by the Savings Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Savings Plan sponsor’s publically traded stock value.

The methods described above may produce a fair value of calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Savings Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at reporting date.

5.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Savings Plan had two investments in Synthetic Guaranteed Investment Contracts (“GIC”) during the 2010 and 2009 plan years. These are investments that simulate the performance of a traditional GIC through the use of financial instruments (referred to as “wrapper” contracts). For these investments, our Company invested in common/collective trusts which consist of government securities, private and public backed mortgaged-backed and other asset-backed securities as well as grouped investments. The benefit responsive "wrapper" contracts were all liquidity agreements.  As of December 31, 2010 and 2009, the aggregate fair values of the “wrapper” contracts held by the Savings Plan were $80,938 and $191,462, respectively.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.

The crediting rate of security-backed contracts will track current market yields on a trailing basis.  The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under the contract value accounting.  As a result, the future crediting rate may be lower over time and the then-current market rates.  Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

Certain events limit the ability of the Savings Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Savings Plan documents, (2) changes to Savings Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Savings Plan sponsor or other Savings Plan sponsor events that cause a significant withdrawal from the Savings Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Savings Plan administrator does not believe that the occurrence of any such value event, which would limit the Savings Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Savings Plan Year 2010		Reconciled Contract Value of Investment
Monumental Life Insurance Co., 3.36%
Fidelity Short Intermediate Duration Commingled Pool		$61,604,787
Contract value liquidity agreement		80,938
Adjustment to contract value		(4,174,875)
Total Contract Value		$57,510,850
Crediting rate: 3.18%
Yield Rate: 1.40%

Bank of America, N.A., 2.66%
Fixed Income Fund A & Fixed Income Fund F		$57,608,923
Contract value liquidity agreement		-
Adjustment to contract value		(25,337)
Total Contract Value		$57,583,586
Crediting rate: 2.46%
Yield Rates: 2.41% - 2.95%	Total Savings Plan Year 2010	$115,094,436

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

Savings Plan Year 2009		Reconciled Contract Value of Investment
Monumental Life Insurance Co., 4.43%
Pyramis Intermediate Duration Commingled Pool		$89,601,796
Contract value liquidity agreement		93,415
Adjustment to contract value		(668,939)
Total Contract Value		$89,026,272
Crediting rate: 4.28%
Yield Rate: 3.93%

Bank of America, N.A., 2.23%
Fixed Income Fund F		$38,365,528
Contract value liquidity agreement		98,047
Adjustment to contract value		1,095,856
Total Contract Value		$39,559,431
Crediting rate: 2.13%
Yield Rates: 3.71%	Total Savings Plan Year 2009	$128,585,703

In addition to the two investments in GIC’s discussed above for Plan years ended December 31, 2010 and 2009, the Savings Plan invests in collective trust funds that primarily invest in security-backed contracts. As of December 31, 2010 and 2009, the adjustment from fair value to contract value for fully benefit responsive investments for these collective trust funds were $0 and $(398,242), respectively.

The average yield rates based on actual earnings for fully benefit responsive investment contracts as of December 31, 2010 and 2009 were 1.74% and 4.07%, respectively.  The average yield rates based on interest rate credited to participants for fully benefit responsive investment contracts as of December 31, 2010 and 2009 were 2.48% and 3.91%, respectively.

6.       RISKS AND UNCERTAINTIES

The Savings Plan provides for various investment options.  The Savings Plan’s mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks.  The Employer-related securities fund invests in the Company’s common stock. The Savings Plan’s A&P Stable Value Fund account is invested in common/collective trusts and wrapper contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities and the significant volatility in the U.S. and world markets, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

On December 12, 2010, our Company and all of our U.S. subsidiaries filed voluntary petitions for relief (the “Bankruptcy Filing”) under chapter 11 of title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York in White Plains, case number 10-24549. The Savings Plan is not part of the Bankruptcy Filing. If we are unable to implement a plan of reorganization following our Bankruptcy Filing, the Savings Plan will be terminated.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

7.       RELATED PARTY TRANSACTIONS

Certain Savings Plan investments including mutual funds, a money market fund and certain investments within the common/collective trust fund are managed by Fidelity Management Trust Company, which is also the custodian for these investments.  Also, certain other investments within the common/collective trust fund are managed by Wells Fargo, which is also the custodian for these investments. Therefore, these transactions qualify as party-in-interest transactions.  The Savings Plan has investments in A&P Common Stock that were made in prior years.  Employees may no longer select this investment option.

Certain administrative functions are performed by the officers and employees of our Company (who may be participants in the Savings Plan) at no cost to the Savings Plan.  These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code’s and ERISA’s rules on prohibited transactions.

8.	SAVINGS PLAN TERMINATION

Although it has not expressed any intent to do so, our Company reserves the right to terminate the Savings Plan subject to the provisions of ERISA.  If the Savings Plan is terminated, all amounts credited to participants’ accounts would be 100% vested.  See also Note 6 - Risks and Uncertainties.

9.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed our Company by letter dated April 19, 2004 that the Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Savings Plan has been amended since receiving the determination letter. An application for a new determination letter was filed with the IRS and remains pending. The Savings Plan Administrator believes that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Savings Plan Administrator believes that the Savings Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Savings Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Savings Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Savings Plan Administrator has analyzed the tax positions taken by the Savings Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Savings Plan is subject to routine audits by taxing jurisdictions, however,there are currently no audits for any tax periods in progress. The Savings Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007. In addition, there have been no tax-related interest or penalties for periods presented in these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2010

10.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$464,097,006	$481,856,819
Adjustment from contract value to fair value for fully benefit responsive investment contracts for security backed contracts	4,200,212	(426,917)
Adjustment from contract value to fair value for fully benefit responsive investments for collective trust funds	-	398,242
Net assets available for benefits per the Form 5500	$468,297,218	$481,828,144

	December 31, 2010
Investment income per financial statements	$39,452,397
Adjustment from contract value to fair value at December 31, 2009	28,675
Adjustment from contract value to fair value at December 31, 2010	4,200,212
Investment income per the Form 5500	$43,681,284

11.	COMMITMENTS

On January 1, 2010, our Company entered into a Master Consulting Agreement (the “Agreement”) with Hewitt Investment Group LLC (“Hewitt”). Under the terms of the Agreement, Hewitt provides ongoing investment advisory services. This Agreement automatically renews each year until terminated by either party with thirty days notice.

12.	SUBSEQUENT EVENTS

Our Company has evaluated subsequent events occurring through the date of this filing.  Based on this evaluation, our Company has determined that no subsequent events require recognition or disclosure in these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
A&P Stable Value Fund
Wells Fargo Short-term Investment Fund G (*)	Common/Collective Trust Fund	$19,534,730	$19,534,730
Fidelity Short Intermediate Duration Commingled Pool (*)	Common/Collective Trust Fund	62,189,341	61,604,787
Wells Fargo Fixed Income Fund F and Fixed Income Fund A (*)	Common/Collective Trust Fund	49,814,070	57,608,923
Monumental Life Insurance Company	Wrapper Contract, rate of interest 3.36%	-	80,938
Bank of America, N.A.	Wrapper Contract, rate of interest 2.66%	-	-
PIMCO Total Return Administrative	Mutual fund	36,047,188	36,436,106
Davis NY Venture	Mutual fund	18,117,424	18,658,507
Vanguard Institutional Index	Mutual fund	46,814,509	48,197,869
Allianz NFJ Dividend Value Admin Fund	Mutual fund	33,861,428	29,857,245
Royce Value Plus Institutional CL	Mutual fund	11,163,451	12,949,719
Wells Fargo Small Cap Value Institutional	Mutual fund	4,692,403	5,170,293
Artisan Mid Cap Value	Mutual fund	10,718,547	12,507,554
American Funds Growth Fund of America R6	Mutual fund	25,509,827	28,002,403
Munder Mid Cap Core Growth Class Y	Mutual fund	1,475,511	1,700,932
Fidelity Balanced Class K (*)	Mutual fund	30,236,906	32,212,916
Fidelity International Discovery Class K (*)	Mutual fund	23,411,604	25,289,516
Fidelity Low-Priced Stock Fund (*)	Mutual fund	6,101,449	7,194,129
Fidelity Freedom Income (*)	Mutual fund	1,760,786	1,842,230
Fidelity Freedom 2000 (*)	Mutual fund	523,750	555,295
Fidelity Freedom 2005 (*)	Mutual fund	162,666	182,960
Fidelity Freedom 2010 (*)	Mutual fund	1,640,059	1,817,937
Fidelity Freedom 2015 (*)	Mutual fund	2,864,670	3,208,353
Fidelity Freedom 2020 (*)	Mutual fund	4,036,077	4,409,825
Fidelity Freedom 2025 (*)	Mutual fund	3,236,734	3,727,792
Fidelity Freedom 2030 (*)	Mutual fund	2,504,427	2,798,534
Fidelity Freedom 2035 (*)	Mutual fund	1,548,404	1,835,074
Fidelity Freedom 2040 (*)	Mutual fund	2,211,978	2,566,931
Fidelity Freedom 2045 (*)	Mutual fund	1,050,974	1,280,398
Fidelity Freedom 2050 (*)	Mutual fund	593,220	720,234
Fidelity Money Market Trust Retirement (*)	Money Market Fund	14,179,634	14,179,634
The Great Atlantic & Pacific Tea Company, Inc. (*)	A&P Stock Fund	231,413	4,795
Participants loans	Mature from 2011 to 2030, 4% - 9.50%	-	7,375,697
	Total	$416,233,180	$443,512,256
(*) Party-in-interest

See Report of Independent Registered Accounting Firm

EIN: 13-1890974
Plan Number: 014

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-147808, 333-119045, 333-78805, and 333-152491) of The Great Atlantic & Pacific Tea Company, Inc. of our report dated June 24, 2011 relating to the financial statements of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for the year ended December 31, 2010, which appears in this Form 11-K.

/s/ WithumSmith+Brown, PC
WithumSmith+Brown PC
Somerville, New Jersey
June 24, 2011

Exhibit 99.1

Certification Pursuant To 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (“Savings Plan”) on Form 11-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Veronica Tuitt-Abraham, Director of Benefits, of The Great Atlantic & Pacific Tea Company, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Savings Plan.

June 24, 2011                                                                                                                                /s/ Veronica Tuitt-Abraham
                                                  Veronica Tuitt-Abraham
                                                Director of Benefits